UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

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NEWS RELEASE

Release Time	Immediate

Date	22 August 2017

Release Number	22/17

NOT FOR DISTRIBUTION IN OR INTO, OR FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN, THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT

BHP launches euro bond repurchase plan

BHP announced today that the Board has approved a global multi-currency bond repurchase plan. The multi-currency plan will comprise two separate transactions, one targeting certain bonds issued under the BHP Euro Medium-Term Notes Programme and another targeting certain bonds issued under the U.S. debt capital markets programme. The multi-currency plan will be subject to a global aggregate cap of US$2.5 billion and will be funded by BHP’s strong US$14.2 billion cash position. Any early repurchase of bonds under either transaction will extend BHP’s average debt maturity profile and enhance the group’s capital structure.

The euro bond repurchase plan will target 2018, 2020, 2022 and 2024 euro denominated Notes and 2024 sterling denominated Notes.

The Offers

The following notes will be targeted as part of the euro bond repurchase plan: (i) €1,250,000,000 2.125% Notes due November 2018; (ii) €600,000,000 Floating Rate Notes due April 2020; (iii) €1,250,000,000 2.25% Notes due September 2020; (iv) €650,000,000 0.75% Notes due October 2022; (v) €750,000,000 3.00% Notes due May 2024; and (vi) £750,000,000 3.25% Notes due September 2024 (each being a Series and any notes within any such Series being referred to as Notes).

Eligible holders of the Notes are being invited by BHP Billiton Finance Limited (the EMTN Issuer) to make offers to tender all or any of their Notes for repurchase for cash (each such invitation an Offer and together the Offers). The Offers are subject to the Offer and Distribution Restrictions described in the Tender Offer Memorandum (as defined below) and are not being made, and will not be made, directly or indirectly in or into, the United States.

The Offers are being made on the terms and subject to the conditions contained in a tender offer memorandum dated 21 August 2017 (the Tender Offer Memorandum). Holders should consult the Tender Offer Memorandum for more details of the Offers. Terms not defined in this announcement have the meanings given to them in the Tender Offer Memorandum.

The EMTN Issuer is under no obligation to accept tenders of Notes for purchase pursuant to the Offers and, accordingly, any such tender may be accepted or rejected by the EMTN Issuer in its sole discretion and for any reason.

The Offers are subject to an aggregate cap of US$2.5 billion (excluding Accrued Interest) (the Offer Cap).

The global multi-currency bond repurchase plan will also target the following notes in a separate and concurrent offer: (i) US$1,500,000,000 of 3.850% Senior Notes due 2023, of which US$1,500,000,000 aggregate principal amount is outstanding; (ii) US$1,000,000,000 of 2.875% Senior Notes due 2022, of which US$859,938,000 aggregate principal amount is outstanding; and (iii) US$1,250,000,000 of 3.250% Senior Notes due 2021, of which US$529,978,000 aggregate principal amount is outstanding (together, the U.S. Offers). The U.S. Offers are being made pursuant to a separate offer to purchase document and are also subject to a cap calculated by reference to any headroom remaining under the Offer Cap upon determination by the EMTN Issuer as to whether to accept for repurchase any Notes validly offered for repurchase pursuant to the Offers.

Notes purchased pursuant to the Offers will be cancelled following completion of the Offers.

The following table sets out pricing details of each of the Offers:

Notes	ISIN / Common Code	Principal amount outstanding	Reference Benchmark	Tender Offer Yield	Offer Spread	Tender Offer Price
EUR 2018 Notes	XS0787785715 / 078778571	€1,250,000,000	Not Applicable	-0.20%	Not Applicable	To be determined at the Pricing Time (1)
EUR April 2020 Notes	XS1224953452 / 122495345	€600,000,000	Not Applicable	Not Applicable	Not Applicable	100.90%
EUR September 2020 Notes	XS0834386228 / 083438622	€1,250,000,000	EUR September 2020 Interpolated Mid-Swap Rate	To be determined at the Pricing Time	-7 bps	To be determined at the Pricing Time
EUR 2022 Notes	XS1225004461 / 122500446	€650,000,000	EUR 2022 Interpolated Mid-Swap Rate	To be determined at the Pricing Time	+0 bps	To be determined at the Pricing Time
EUR 2024 Notes	XS0787786440 / 078778644	€750,000,000	EUR 2024 Interpolated Mid-Swap Rate	To be determined at the Pricing Time	+6 bps	To be determined at the Pricing Time
GBP 2024 Notes	XS0834399635 / 083439963	£750,000,000	UKT Rate	To be determined at the Pricing Time	+68 bps	To be determined at the Pricing Time

(1)	For information purposes only, the Tender Offer Price of the EUR 2018 Notes will, when determined in the manner described in the Tender Offer Memorandum on the basis of a Settlement Date of 5 September 2017, be € 1,028.73 per € 1,000 in nominal amount of the EUR 2018 Notes. Should the Settlement Date in respect of any EUR 2018 Notes accepted for purchase pursuant to the relevant Offer differ from 5 September 2017, the Tender Offer Price for the EUR 2018 Notes will be recalculated on the basis of the revised settlement date.

Eligible holders should consult the Tender Offer Memorandum for more details of the Offers. The following is a brief summary of certain terms of the Offers only:

•	Expiration Deadline: in order to participate in, and be eligible to receive any relevant Purchase Payment pursuant to the relevant Offer, Holders must validly offer to tender their Notes by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by Lucid Issuer Services Limited (the Tender and Information Agent) by 4.00 p.m. (London time) on 30 August 2017 or by any other deadline to which the EMTN Issuer extends such Offer (such date and time, as it may be extended, the Expiration Deadline). Holders of Notes that are validly tendered and accepted for repurchase will receive the relevant Purchase Payment.

•	No obligation to purchase: the EMTN Issuer is under no obligation to accept for purchase any Notes. A purchase in respect of any Series of Notes is not conditional upon the purchase of any other Series of Notes and the aggregate principal amount (if any) of each Series of Notes to be purchased pursuant to the Offers will be determined by the EMTN Issuer in its sole discretion following the Expiration Deadline.

•	Offer Cap: with respect to the Offers, the EMTN Issuer will only accept for repurchase Notes up to an aggregate purchase price (excluding Accrued Interest) that will not result in the Offer Cap being exceeded. The EMTN Issuer reserves the right, in its sole discretion, but is under no obligation, to increase the Offer Cap in respect of the Offers at any time, which could result in the EMTN Issuer purchasing a greater aggregate principal amount of Notes in the Offers.

•	Pro-ration: the EMTN Issuer may, in its sole discretion, subject Notes that are validly tendered to pro-ration in the circumstances described in the Tender Offer Memorandum.

•	Accrued Interest: the EMTN Issuer will pay Accrued Interest in respect of all Notes accepted for purchase pursuant to the Offers.

•	Revocation Rights: Tender Instructions are irrevocable except in the limited circumstances described in the Tender Offer Memorandum.

The EMTN Issuer may accept offers in respect of all or any Series of Notes. The EMTN Issuer is not under any obligation to accept any offer for tender of Notes for purchase pursuant to the Offers. Tenders of Notes for purchase may be rejected in the sole discretion of the EMTN Issuer.

Indicative Offer Timetable

The following table sets out an indicative timetable for the Offers:

Date	Calendar Date and Time	Event
Expiration Deadline	4.00 p.m., London time, on 30 August 2017, unless extended by the EMTN Issuer	Deadline for receipt of valid Tender Instructions by the Tender and Information Agent in order for Holders to be able to participate in the Offers

Indicative Results Announcement Date	At or around 11.00 a.m., London time on 31 August 2017	Announcement by the EMTN Issuer of the indicative Final Acceptance Amount and the indicative Pro-Rating Factor per Series (if applicable)

Pricing Date and Time	At or around 1.00 p.m., London time on 31 August 2017, unless amended by the EMTN Issuer	Provided the EMTN Issuer has not elected to revoke or terminate the Offers in accordance with “Amendment and Termination” below, determination of the applicable Interpolated Mid-Swap Rate, the UKT Rate (if applicable), the FX Rate and the Tender Offer Price (if applicable) in respect of each Series in respect of which Notes are accepted for purchase

Final Results Announcement Date	As soon as practicable after the Pricing Time on 31 August 2017	Announcement by the EMTN Issuer of its decision as to whether it accepts valid tenders of Notes pursuant to any or all of the Offers and, if so accepted, (i) the Interpolated Mid-Swap Rate (if applicable), (ii) the UKT Rate (if applicable), (iii) the Tender Offer Yield for each Series (if applicable), (iv) the Tender Offer Price for each Series (if applicable), (v) the Final Acceptance Amount, (vi) the allocation of the Final Acceptance Amount between each Series, (vii) the final Pro-Rating Factor per Series (if applicable), and (viii) the aggregate principal amount of Notes in each Series that will remain outstanding after the Settlement Date

Date	Calendar Date and Time	Event
Settlement Date	Expected to be 5 September 2017, the fourth Business Day after the Expiration Deadline, or as soon as reasonably practicable thereafter	Date for payment of the Purchase Payment with respect to any Notes that were validly tendered by the Expiration Deadline and that are accepted for purchase

For further information, please contact:

THE GLOBAL CO-ORDINATORS AND LEAD DEALER MANAGERS

Deutsche Bank AG, London	UBS Limited
Branch	5 Broadgate
Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom Attn: Liability Management Group Tel: : +44 (0)20 7545 8011	London EC2M 2QS United Kingdom Attn: Liability Management Group Tel: +44(0)20 7568 2133 Email: ol-liabilitymanagement-eu@ubs.com

THE LEAD DEALER MANAGERS

Banco Santander, S.A.	Société Générale

Ciudad Grupo Santander

Avenida de Cantabria, s/n

28660 Boadilla Del Monte

Madrid, Spain

Attn: Liability Management

Tel: +44 (0)20 7756 6909 / 6646

Email: tommaso.grospietro@santandergcb.com / King.Cheung@santandergcb.com

Tours Société Générale 17, Cours Valmy 92987 Paris La Défense Cedex France Attn: Liability Management Tel: +33 142 13 32 40 Email: liability.management@sgcib.com

THE CO-DEALER MANAGERS

Lloyds Bank plc	The Royal Bank of Scotland	UniCredit Bank AG
10 Gresham Street	plc (trading as NatWest	Arabellastrasse 12
London EC2V 7AE	Markets)	D-81925 Munich
United Kingdom	250 Bishopsgate London EC2M 4AA United Kingdom	Germany

THE TENDER AND INFORMATION AGENT

Lucid Issuer Services Limited

Tankerton Works

12 Argyle Walk

London WC1H 8HA

Phone: +44 (0)20 7704 0880

Fax: +44 (0)20 3004 1590

Email: bhp@lucid-is.com

Further information on BHP can be found at: bhp.com

Media Relations

Email: media.relations@bhpbilliton.com

Australia and Asia

Ben Pratt

Tel: +61 3 9609 3672 Mobile: +61 419 968 734

Fiona Hadley

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Bronwyn Wilkinson

Mobile: +1 604 340 8753

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. The Tender Offer Memorandum contains important information which must be read carefully before any decision is made with respect to the Offers described in the announcement. If any Holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, counsel, accountant or other independent financial adviser. Any Holder whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to offer to tender such Notes pursuant to the Offers.

This announcement is neither an offer to purchase nor the solicitation of an offer to sell any of the securities described herein, and neither this announcement nor the Tender Offer Memorandum constitutes an offer or an invitation to participate in an offer in the United States or in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable securities laws.

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by the EMTN Issuer and the Joint Dealer Managers to inform themselves about and to observe any such restrictions.

None of the EMTN Issuer, BHP Billiton Limited, BHP Billiton Plc, or their respective affiliates, their respective boards of directors, the Dealer Managers or their respective affiliates, the Tender and Information Agent or the Trustee with respect to any Series of Notes is making any recommendation as to whether Holders should offer to tender any Notes in response to any of the Offers, and neither the EMTN Issuer nor any such other person has authorised any person to make any such recommendation. Holders must make their own decision as to whether to offer to tender any of their Notes, and, if so, the principal amount of such Notes to tender.

The EMTN Issuer has not filed this announcement or the Tender Offer Memorandum with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offers, and it is unlawful and may be a criminal offence to make any representation to the contrary.

Offer Restrictions

The distribution of this announcement and the Tender Offer Memorandum is restricted by law in certain jurisdictions. The Tender Offer Memorandum does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. Persons into whose possession the Tender Offer Memorandum comes are required by each of the EMTN Issuer, BHP Billiton Limited, BHP Billiton Plc, the Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

United States. The Offers are not being made, and will not be made, directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. The Notes may not be tendered in the Offers by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States. Accordingly, copies of the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to any persons located or resident in the United States. Any purported tender of Notes in an Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Notes made by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

Each holder of Notes participating in an Offer will represent that it is not located in the United States and is not participating in such Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Offer from the United States. For the purposes of this announcement, United States means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

United Kingdom. The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made by, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, the Tender Offer Memorandum and such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Tender Offer Memorandum and such documents and/or materials as a financial promotion is only being directed at and made to (i) persons who are outside the United Kingdom, (ii) investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order)), (iii) high net worth entities and other parties falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iv) any other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as Relevant Persons) and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on the Tender Offer Memorandum or any of its contents.

Australia. No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) (the Corporations Act)) in relation to the Offers has been or will be lodged with the Australian Securities and Investments Commission (ASIC) or any other regulatory authority in Australia and the Tender Offer Memorandum does not comply with Division 5A of Part 7.9 of the Corporations Act. No offers or applications will be made or invited for the purchase of any or all Notes in Australia (including an offer or invitation which is received by a person in Australia).

This announcement, the Tender Offer Memorandum, and any other offering material or advertisement relating to any or all Notes will not be distributed or published in Australia, unless: (i) such action complies with all applicable laws, directives and regulations (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act); (ii) such action does not require any document to be lodged with ASIC or any other regulatory authority in Australia; and (iii) the offer or invitation is made in circumstances specified in Corporations Regulation 7.9.97.

If you are a resident of Australia, you have been sent the Tender Offer Memorandum on the basis that you are a wholesale client for the purposes of Section 761G of the Corporations Act or otherwise a person to whom disclosure is not required under Part 6D.2 or Chapter 7 of the Corporations Act.

General. This announcement and the Tender Offer Memorandum do not constitute an offer to buy or a solicitation of an offer to sell Notes, and offers for tender of Notes in the Offers will not be accepted from Holders, in any jurisdiction in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Managers or their affiliates are such a licensed broker or dealer in such jurisdictions, the Offers shall be deemed to be made on behalf of the EMTN Issuer by the Dealer Managers or such affiliates, as the case may be, and no Offer is made in any such jurisdiction where the Dealer Managers or their affiliates are not so licensed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	August 22, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary